September 25, 2006


Ms. Angela Connell
Senior Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:    Epic Bancorp
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed March 30, 2006
       File No. 000-50878


Dear Ms. Connell:

         On behalf of Epic Bancorp (the "Company"), set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") in its letter dated September 14, 2006, with respect to the filing referenced above.

         For your convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.

Consolidated Balance Sheets, page 56
------------------------------------

1. On page 23 you disclose that you sold or participated $7.2 million in SBA loans and $.4 million in construction loans during 2005, and $3.1 million in SBA loans and $2.0 million in multifamily loans during 2004. Your disclosure states that you consider such sales and participations an integral part of your business strategy. Furthermore, on page 69 you disclose that SBA loans are originated for sale to government agencies and institutional investors. Please tell us how you considered the guidance in SFAS 65 and SOP 01-6 in determining whether loans in which you do not have the intent and ability to hold for the foreseeable future should be classified as held for sale on your consolidated balance sheet.

Response:
---------

         The Company does not initially acquire nor hold commercial real estate loans, including SBA loans and construction loans, for sale. On occasion, the Company may sell a portion of its loans held for investment through the sale of participation interests to government agencies and institutional investors depending on the Company's current asset/liability strategy.

         As stated on page 23 of the 2005 Form 10K, loans sales are dependent on the level of loan origination and relative customer demand for mortgage loans which is affected by the current and expected future level of interest rates. Furthermore, the level and timing of any future sales will depend upon market opportunities and prevailing interest rates.

         In 2004 and 2005, the Company only sold the government guaranteed portion of SBA loans plus a participation in one construction loan that was sold due to a loans-to-one borrower limitation. We do not believe these types of sales fall within the guidelines of SFAS 65 which relates to mortgage banking activity.

         The Company has recognized gains from the sale of the guaranteed portion of U.S. Small Business Administration ("SBA") loans during the period covered by the above-referenced report. The increase in gains are due to the increased activity in the SBA loan department of the Company's banking subsidiary as it becomes more established in its market. The department began in 2004 with increasing activity in 2005. These loans were processed within the reporting periods and therefore there were no loans held for sale at the end of the period.

         In filings relating to future periods, the Company will classify loans held for sale, if applicable, at the lower of cost or market value as determined on the Consolidated Balance Sheet date.

Consolidated Statement of Cash Flows, page 59
---------------------------------------------

2. Please tell us how you considered the guidance in paragraph 9 of SFAS 102 in determining the appropriate classification of cash flows related to the origination and sale of your SBA loans given the fact that such loans were originated with the intent to sell.

Response:
---------

         The Company, depending on its current asset/liability strategy, may sell a portion of its loans held for investment through the sale of participation interests to government agencies and institutional investors. According to Statement of Financial Accounting Standards 102, Statements of Cash Flows - Exemption from Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale - an Amendment from FASB Statement 95, "cash receipts and cash payments resulting from the acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or the lower of cost or market value. Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows. That is, if loans were acquired for investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans." Since the loans in question were acquired for investment, the Company included the amount of the loans originated and the amount participated to government agencies and institutional investors as "net loan fundings and principal payments receipted" in the "Investing Activities" portion of its consolidated statement of cash flows on Page 59 of the 2005 Form 10-K.

         Since the gains and sales of loans is included in net income for the year ended December 31, 2005 and since all of these loans had been processed within the reporting periods, there were no loans held for resale outstanding at December 31, 2005 and the cash flow statement for the year ended December 31, 2005 will not change.

         To clarify the amounts reported in Note 3 of the 2005 Form 10K, as of December 31, 2005 SBA loans were $17,324,073, which consisted of $3,604,067 in the unguaranteed portion of SBA 7A loans, $208,563 for the guaranteed portion of those loans, $12,399,443 in SBA 504 1st loans and $1,112,000 in SBA 504 2nd loans. As of December 31, 2004, $5,303,875 were SBA loans which consisted of $1,103,133 in unguaranteed SBA 7A loans, $212,143 for the guaranteed portion of those loans, and $3,988,599 of SBA 504 1st loans. Generally, the Company holds the unguaranteed portion of the SBA 7A loans and all of the SBA 504 loans until maturity and does not originate those loans with the intent to sell. The guaranteed portion of the loans do not materially affect the Company's financial statements as presented but in future periods and depending on materiality the Company will present a more detailed presentation and revise its disclosure to address the Staff's comments.

         In filings relating to future periods, the Company will in its statement of cash flows present separately originations of, and proceeds from, sales of loans held for sale as operating cash flows, if applicable.

         In connection with our responses to your comments on the Company's filing on Form 10-K, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you should have any questions or comments with respect to this filing, please do not hesitate to call the undersigned at 415/455-4593.


                                       Very truly yours,


                                       Epic Bancorp

                                       By: /s/ MICHAEL E. MOULTON
                                           -------------------------------------
                                           Michael E. Moulton
                                           Executive Vice President &
                                           Chief Financial Officer



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